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                               November 12, 2020

       Suzanne Cope
       Chief Executive Officer
       Deseo Swimwear Inc.
       2120 K Street, Unit 2
       San Diego, CA 92102

                                                        Re: Deseo Swimwear Inc.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed April 14,
2020
                                                            Form 10-K/A for the
Year Ended December 31, 2019
                                                            Filed November 2,
2020
                                                            File No. 333-210419

       Dear Ms. Cope:

               We have reviewed your November 2, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 20, 2020 letter.

       Form 10-K/A for the Year Ended December 31, 2019

       Item 9A. Controls and Procedures
       Management's Annual Report on Internal Control over Financial Reporting, page 11

   1. You have now properly disclosed that your disclosure controls and procedures were not effective; however, you
no longer have disclosed your conclusion as to whether your
                                                        internal control over
financial reporting was effective or not effective. In this regard, you have included a
sentence within your report on internal control over financial reporting that states "as of
December 31, 2019 our disclosure controls and procedures were not effective..." Please
note that disclosure controls and procedures should not be referred to within your report on
internal control over financial reporting. As such, please amend
 Suzanne Cope
Deseo Swimwear Inc.
November 12, 2020
Page 2
         your Form 10-K/A to revise your report on internal control over financial reporting to (i)
         disclose your conclusion as to whether your internal control over financial reporting was effective or not effective and (ii) include a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting. Refer to
         Item 308 of Regulation S-K. Please ensure that your amended filing includes currently dated management certifications that refer to the Form 10-K/A.
       You may contact Jeffrey Gordon at 202-551-3866 or John Cash at 202-551-3768 with any questions.



FirstName LastNameSuzanne Cope                                 Sincerely,
Comapany NameDeseo Swimwear Inc.
                                                               Division of
Corporation Finance
November 12, 2020 Page 2                                       Office of
Manufacturing
FirstName LastName